UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES BLAST FURNACE COMMISSIONING AT ITS CHELYABINSK METALLURGICAL
PLANT SUBSIDIARY

Moscow, Russia – April 6, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that blast furnace No. 4 was officially commissioned today at its Chelyabinsk Metallurgical Plant subsidiary
(CMP). The furnace was temporarily delayed last November due to its third category capital repair.
Blast furnace No. 4 was delayed in November of last year, in connection with the plant’s revised production programs and planned lower output. The unit was used for its capital repair while it temporary stayed idle. The renewed furnace will produce about 3,000 tones of pig iron daily. Until the commissioning of blast furnace No. 4, the plant’s workshop operated with two blast furnaces, whose daily capacity was over 7,500 tonnes of pig iron, and ensured the operation of the plant’s steel melting workshops in accordance with the available orders.
Preparation for the capital repair was performed on a tight schedule. Blocks and components required for the repair were manufactured at CMP’s subsidiary,
Spetsremzavod OOO.
During the capital repair, the unit’s power equipment, including the coolers and cooling system, and the main runners at the cast house were replaced. In addition, the blast furnace top equipment was renewed, charging system equipment was revised and installed, and the air heaters block was repaired. New technical solutions were applied while replacing the blast furnace lining using refractories made by Mayerton. The main feature of the completed reconstruction was the new cooling system equipment as 233 coolers in aggregate were installed during the repair.
“The implemented measures will provide a 10% increase in the actual productivity of blast furnace No. 4 and extend its overhaul life, which will positively influence the economic performance of the Chelyabinsk Metallurgical Plant’s blast furnace workshop. The completed reconstructions and capital repairs of the equipment will allow CMP to give maximum effective response to the growing demands for metal products and ensure future production consistent with the market needs,” Mechel OAO Senior Vice President Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 6, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO